

Anthony B. Ferguson · 3rd in

Founder/CEO at The LYC Products Company

Greater Chicago Area · 500+ connections · Contact info

The LYC Products Co

Temple University - J
E. Beasley School of

Experience

CEO
The LYC Products Company
Aug 2018 – Present · 2 yrs 5 mos
Greater Chicago Area

Partner
Miller and Ferguson
May 1986 – Present · 34 yrs 8 mos
Greater Chicago Area

Co-founder/Business Affairs/ Business Development
The GoodMojo Corp.
Feb 2015 – Apr 2018 · 3 yrs 3 mos
San Francisco Bay Area

Education

Temple University - James E. Beasley School of Law
JD, Law

1980 – 1983

Lake Forest College
BA, Economics and Math
1976 – 1980

Skills & endorsements

Negotiation · 56

Iuriy P. and 55 connections have given endorsements for this skill

Real Estate · 48

Iuriy P. and 47 connections have given endorsements for this skill

Management · 47


Endorsed by **Jerome Allen Taylor, Esq., who is highly skilled at this**

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Recommendations

Received (0) Given (1)



Blair Bolden
Member Of The Board Of Advisors at LYC Pledge
April 21, 2020, Anthony B. managed Blair directly

Blair is an execllent business development professional. Bla combines product or service knowledge with his door open personality to create not only business opportinuties but lo lasting relationships. In only two years Blair doubled our sal achieved this increase by using the above skill set bu... See